Exhibit 8.1

List of Subsidiaries of GRAVITY Co., Ltd.

•	GRAVITY Entertainment Corporation, incorporated under the law of Japan and formerly known as RO Production Ltd.

•	GRAVITY Interactive LLC, formed under the law of the State of California

•	Trigger Soft Corporation, incorporated under the law of the Republic of Korea